SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G (Rule 13d-102)	Estimated average burden hours per response. . 11

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Precise Software Solutions Ltd.

(Name of Issuer)

Ordinary shares, par value NIS 0.03 per share

(Title of Class of Securities)

M41450 10 3

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following page)

Exhibit Index on Page 11

CUSIP No. M41450 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerusalem Venture Partners, L.P. (“JVP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. M41450 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerusalem Venture Partners (Israel), L.P. (“JVP (Israel)”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. M41450 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerusalem Partners, L.P. (“JP”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. M41450 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jerusalem Venture Partners Corporation (“JVPC”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. M41450 10 3

1.	Names of Reporting SS or I.R.S. Identification No. of above persons Jerusalem Venture Partners (Israel) Management Ltd. (“JVPIM”)

2.	Check the Appropriate Box if a Member of a Group*
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person* CO

CUSIP No. M41450 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Erel Margalit (“Margalit”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Israeli Citizen

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 0.00%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. M41450 10 3

Item 1.
	(a)	Name of Issuer Precise Software Solutions Ltd.
	(b)	Address of Issuer’s Principal Executive Offices 1 Hashikima Street P.O. Box 88 Savyon, 56518 Israel

Item 2.
	(a)	Name of Person Filing

This Schedule is filed by Jerusalem Venture Partners, L.P., a Delaware limited partnership (“JVP”), Jersualem Venture Partners (Israel), L.P., an Israel limited partnership (“JVP (Israel)”), Jerusalem Partners, L.P., a Delaware limited partnership (“JP”), Jerusalem Venture Partners (Israel) Management Ltd., an Israeli corporation (“JVPIM”), Jerusalem Venture Partners Corporation, a Cayman Islands corporation (“JVPC”) and Erel Margalit (“Margalit”).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

JP, the general partner of JVP and JVPIM, the general partner of JVP (Israel), may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JVP and JVP (Israel), respectively.  JVPC, the general partner of JP, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JVP.  Margalit is an officer of JVPC and JVPIM and may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by JVP and JVP (Israel), respectively.

	(b)	Address of Principal Business Office or, if none, Residence
The address for each of the Reporting Persons is:
Jerusalem Venture Partners 41 Madison Avenue, 25th Floor New York, New York 10010
	(c)	Citizenship
JVP and JP are Delaware limited partnerships. JVP Israel is an Israel limited partnership. JVPIM is an Israeli corporation. JVPC is a Cayman Islands corporation. Margalit is an Israeli citizen.
	(d)	Title of Class of Securities Ordinary shares
	(e)	CUSIP Number M41450 10 3

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

CUSIP No. M41450 10 3

Item 4.	Ownership.
The following information with respect to the ownership of the ordinary shares of the issuer by the persons filing this Statement is provided as of December 31, 2002:
(a) Amount beneficially owned:
See Row 9 of cover page for each Reporting Person.
(b) Percent of class:
See Row 11 of cover page for each Reporting Person.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
See Row 5 of cover page for each Reporting Person.
(ii) Shared power to vote or to direct the vote
See Row 6 of cover page for each Reporting Person.
(iii) Sole power to dispose or to direct the disposition of
See Row 7 of cover page for each Reporting Person.
(iv) Shared power to dispose or to direct the disposition of
See Row 8 of cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
[ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Under certain circumstances set forth in the limited partnership agreements of JVP, JVP (Israel) and JP, the general and limited partners of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February , 2003
Date
JERUSALEM VENTURE PARTNERS, L.P., a Delaware Limited Partnership By: Jerusalem Partners, L.P. its General Partner By: Jerusalem Venture Partners Corporation its General Partner /s/ Erel Margalit
Signature
Erel Margalit, Officer
Name/Title

JERUSALEM VENTURE PARTNERS (Israel), L.P., an Israel Limited Partnership By: Jerusalem Venture Partners (Israel) Management Ltd. its General Partner /s/ Erel Margalit
Signature
Erel Margalit, Officer
Name/Title

JERUSALEM PARTNERS, L.P., a Delaware Limited Partnership By: Jerusalem Venture Partners Corporation its General Partner /s/ Erel Margalit
Signature
Erel Margalit, Officer
Name/Title

JERUSALEM VENTURE PARTNERS CORPORATION, a Cayman Islands Corporation /s/ Erel Margalit
Signature
Erel Margalit, Officer
Name/Title

By: Jerusalem Venture Partners (Israel) Management Ltd., an Israeli Corporation /s/ Erel Margalit
Signature
Erel Margalit, Officer
Name/Title

EREL MARGALIT /s/ Erel Margalit
Signature
Erel Margalit
Name/Title

CUSIP No.  M41450 10 3

EXHIBIT INDEX

Exhibit	Found on Sequentially Numbered Page

Exhibit A:  Agreement of Joint Filing dated February 14, 2001 (incorporated by reference from Exhibit A to the Schedule 13G relating to the Ordinary Shares of Precise Software Solutions Ltd. filed by the Reporting Persons with the SEC on February 14, 2001.